March 19, 2020
Via E-mail
Mark Sustana
General Counsel
790 NW 107th Avenue, Suite 400
Miami, Florida 33172

Re:    LMF Commercial Mortgage Securities, LLC
       Registration Statement on Form SF-3
       Filed February 21, 2020
       File No. 333-236566

Dear Mr. Sustana:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General Comments
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with
       Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. See General Instruction I.A.2. of Form SF-3.
2. Please confirm that all revisions made in the prospectus in response to our comments will be applied to the applicable transaction documents, as necessary. Please file your revised exhibits in an amendment prior to effectiveness.
3. Please insert the signatures from the majority of the depositor's Board of Managers. See
       Form SF-3 Item 15. Instruction 1.
4. Please review the address for LMF Commercial Securities, LLC throughout the disclosure and the exhibits. Specifically, in certain documents the address is "700 NW
       107th" while in other documents it is "790 NW 107th" (e.g., cover page, page 25 of the base prospectus, legal opinion.)
 Mark Sustana
LMF Commercial Mortgage Securities, LLC
March 19, 2020
Page 2

5. Please define the term "Swap-Priced Principal Balance Certificates" in the disclosure.
6. Please disclose the implications of COVID-19 to the offer and sale of securities you are registering, or advise us why you concluded that such information is not necessary. For example, consider discussing whether certain commercial property tenants have been impacted by COVID-19 and the collateral effect that it would have on the ability of property owners to make their mortgage payments on CMBS assets. As another
       example, we note that Section 8.02 of the Pooling and Servicing Agreement provides that in no event shall the Trustee or the Certificate Administrator be liable for any failure or delay in the performance of its obligations due to force majeure or acts of God, provided that such failure or delay is not also a result of its own negligence, bad faith or willful misconduct. Please clarify here what you mean by "force majeure" and tell us what consideration you have given as to whether events relating to COVID-19 would constitute a "force majeure" for purposes of this section and how that could impact payments to investors. Please also confirm you will provide updated disclosure at the time of any takedown.
7.     The disclosure contains several references to LIBOR (e.g., pages 60 and
153). Please
       consider whether the expected discontinuation of LIBOR is a principal risk to any security, swap or other financial instrument used in the offering. If you believe it is not, please explain to us why. Otherwise, please describe how the expected discontinuation of
       LIBOR could affect the offering including with respect to certain credit enhancements and Floating Rate Certificates. Additionally, please explain what alternative methods are contemplated and how the transition to any successor rate could affect the market value and/or liquidity of the financial instruments that reference LIBOR.
Description of the Mortgage Pool   Whole Loans, page 208
8. Please define the term "Control Notes" and "Non-Control Notes" in the disclosure.
Transaction Parties--Depositor, page 230
9. The disclosure states that this section is: "[TO BE UPDATED]." Please identify which updates would be made under this section.
Book Entry Registration, page 293
10. At the end of the first full paragraph, we note that counsel deleted the sentence that made clear that the limitations of the paragraph did not apply in particular to rights relating to the asset representations reviewer and the dispute resolutions provisions. Please revise the disclosure to clarify that all Certificateholders and Certificate Owners will be able to directly participate in a vote for an asset representations review and dispute resolution.
Certificateholder Communication--Requests to Communicate, pages 295-296
11. We note that the disclosure states: "Requesting Investors will be responsible for their own expenses in making any Communication Request, but will not be required to bear any expenses of the certificate administrator." Please clarify that "any expenses the
       Certificate Administrator incurs in connection with any request to communicate shall be
 Mark Sustana
LMF Commercial Mortgage Securities, LLC
March 19, 2020
Page 3

       paid by the Trust." See Section 5.06(b)(ii) of the Form of Pooling and Servicing
       Agreement ("PSA").
Asset Representations Reviewer Compensation, page 332
12. Please update the section to account for changes made on page 433 of the PSA under section 12.02.
The Asset Representations Reviewer--Asset Review Trigger, page 383
13. Please supplementally explain the circumstances where the bracketed language beginning with "or (2)(A) prior to and including the second anniversary" would be used in the disclosure.
The Asset Representations Reviewer--Asset Review Vote, page 384
14. In the last sentence, the disclosure states: "[Any reasonable out-of-pocket expenses incurred by the certificate administrator in connection with administering such vote will be paid as an expense of the issuing entity from the Collection Account.]" We note that the Collection Account is established for the benefit of the Certificateholders (as defined on page 312). We believe that this sentence would not satisfy the shelf eligibility requirements because it would unduly discourage Certificateholders from requesting an asset review and make it more onerous for them to utilize the provision. Accordingly, please remove or revise.
The Asset Representations Reviewer--Review Materials, page 385
15. We note that there is no provision for the delivery of a copy of the Diligence File for each
       Mortgage Loan that is a Delinquent Loan in romanette (i). We further note the inclusion of "Diligence Files" in the parenthetical beginning with "collectively" in the first paragraph. Please clarify whether the asset representations reviewer will have access to the Diligence File(s) for each mortgage that is delinquent. We also note the first sentence of the second paragraph on page 387, which states that a Diligence File will be provided to the asset representations reviewer. Please ensure that your disclosure is consistent throughout.
       Additionally, in romanette (vii) under the first paragraph, please revise or clarify whether the master servicer or the special servicer will also have access to and must deliver documents that are in the possession of the custodian or other parties in the event that the asset representations reviewer requests such documents during its review.
The Asset Representations Reviewer--Review Materials, page 386
16. In the last sentence of the first paragraph, the disclosure states that the mortgage loan seller is not required to provide any documents with information "that is proprietary to the related originator or mortgage loan seller." Additionally, in the second to last paragraph, it states "the asset representations reviewer will not be permitted to review any information other than (i) the Review Materials posted in the secure data room, or (ii)
       Unsolicited Information." Please discuss both of these limitations in terms of an asset representations reviewer's ability to perform its duties in determining noncompliance.
       See Instruction I.B.1.(b)(B) of Form SF-3.
 Mark Sustana
LMF Commercial Mortgage Securities, LLC
March 19, 2020
Page 4

The Asset Representations Reviewer--Review Materials, page 386
17. Please reconcile the last paragraph of the disclosure that states "the asset representations reviewer will not be permitted to review any information other than (i) the Review
       Materials posted in the secure data room, or (ii) Unsolicited Information" with the following from the PSA under section 12.01: "The Asset Representations Reviewer shall not be required to review any information other than (x) the Review Materials or (y) if applicable, Unsolicited Information."
The Asset Representations Reviewer--Asset Review, page 386
18. In the first paragraph, we note that once a Delinquent Loan has been reviewed by the asset reviewer for compliance with the representations and warranties it will not be reviewed again, even were it to become a Delinquent Loan again. To the extent that an asset representations review was conducted previously with respect to a Delinquent Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. Also, refer to Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting
       Release. Please also revise your transaction documents where appropriate.
The Asset Representations Reviewer--Asset Review Standard, page 386
19. We note that the disclosure states "`Asset Review Standard' means the performance of the asset representations reviewer of its duties under the PSA in good faith subject to the express terms of the PSA." Please confirm that the duties enumerated in the PSA are sufficient for the asset representations reviewer to determine noncompliance.
The Asset Representations Reviewer--Assignment of Asset Representations Reviewer's Rights
and Obligations, Asset Representations Reviewer Termination Events, Resignation of Asset
Representations Reviewer, pages 389-392
20. In the appropriate location, please clarify that Certificateholders would receive notice of the change in asset representations reviewer following an assignment, resignation or termination and that such notice would be disclosed in a Form 10-D. We note that language stating notification of an asset representations reviewer termination, resignation or acceptance of an appointment would be made through Form 10-D was omitted from the ninth bullet on page 286. See Item 1121(d)(2) of Regulation AB.
The Asset Representations Reviewer--Resignation of Asset Representations Reviewer, page 391
21. In the second sentence, the disclosure states "the depositor will be required to promptly appoint a successor asset representations reviewer." Please reconcile this statement with the last paragraph on page 436-437 of the PSA where it states the Trustee shall appoint a successor asset representations reviewer...."
 Mark Sustana
LMF Commercial Mortgage Securities, LLC
March 19, 2020
Page 5

Dispute Resolution Provisions--Resolution of a Repurchase Request, page 405
22. Please clarify in the subparagraph beginning with "(b) a statement that in the event any
       Certificateholder disagrees with the Proposed Course of Action," whether the notice of the Proposed Course of Action would clarify that Certificateholders that disagree with the results agreed to by the majority would still have the opportunity to avail themselves of the dispute resolution process if they follow the procedures for a Preliminary Dispute
       Resolution, as discussed in the last sentence of the paragraph. Additionally, please identify how Certificateholders would have notice of the results of a vote on the Proposed
       Course of Action. Please make any corresponding changes to the PSA. Servicing of the Servicing Shift Mortgage Loan, page 408
23. This section contemplates a different PSA, however it does not provide much detail aside from stating that it "will contain servicing provisions similar to, but not identical with, the provisions of the PSA." Please discuss what additional information will be provided about the other PSA. Additionally, please revise the disclosure to include whether the additional PSA will be filed or incorporated by reference through a Form 8-K.
Material Federal Tax Income Considerations, page 454
24. Please tell us why tax information relating to the Class R certificates was omitted from this disclosure.
Exhibits
Exhibit 4.1 Form of Pooling and Servicing Agreement ("PSA")
Section 4.08 Secure Data Room, page 321
25. In the first paragraph, we note that the agreement states that the Asset Representations
       Reviewer may only gain access to the Data Room to review the files following an
       Affirmative Asset Review Vote. Please review Instruction 1.B.1(b)(B) of Form SF-3 and determine whether the Asset Representations Reviewer has authority to access any underlying documents relating to performing a review of the pool assets at all times.
Section 12.01 Asset Review, page 430
26. In romanette (vii), the agreement states that: "The Asset Representations Reviewer shall prepare a preliminary report with respect to each Delinquent Loan within forty (40)
       Business Days after the date on which access to the Secure Data Room is provided to the
       Asset Representations Reviewer by the Certificate Administrator; provided that the Asset
       Representations Reviewer shall not be required to prepare a preliminary report in the event the Asset Representations Reviewer determines that there is no Test failure with respect to the related Delinquent Loan." Please discuss whether this activity appears in the disclosure.
Section 12.01 Asset Review, pages 431-432
27. The agreement in romanette (x) requires the Master Servicer or Special Servicer to make a determination of whether there is a Material Defect. On page 403 of the disclosure under the section titled "Enforcement of Mortgage Loan Seller's Obligations Under the
 Mark Sustana
LMF Commercial Mortgage Securities, LLC
March 19, 2020
Page 6

       MLPA," it states that any party to the PSA or a Requesting Investor may make this determination by making a request or demand that a Mortgage Loan should be
       repurchased. Please reconcile the two statements.
       Additionally, please identify in the disclosure which materials the Requesting Investor receives to allow such person to make a determination about whether to initiate a repurchase request.
Section 12.01 Asset Review, page 432
28.    Please tell us the reasons for the change in subparagraph (d) from "may
(1) be affiliated
       with any a Sponsor, Master Servicer, Special Servicer, the Depositor, the Certificate
       Administrator, the Trustee, the Directing Certificateholder or any of their respective
       Affiliates" to "...any Mortgage Loan Seller...." See Instruction
I.B.(b)(B).
PSA Exhibits
29. Please revise the exhibits attached to the PSA as it relates to the use of Rialto
       Commercial Mortgage Securities, LLC rather than LMF Commercial Securities, LLC
       (e.g., Exhibit P-1E-3, Exhibit P-1F-1).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Kalish, Attorney-Adviser, at (202) 551-7361 or me at (202)
551-3850 if you have any questions.
                                                      Sincerely,

                                                            /s/ Katherine Hsu

                                                            Katherine Hsu
                                                            Office Chief
                                                            Office of
Structured Finance

cc: Frank Polverino, Esq., Cadwalader, Wickersham & Taft LLP